

July 25, 2011

Via E-mail
Richard K. Davis
Chairman, President and Chief Executive Officer
U.S. Bancorp
800 Nicollet Mall
Minneapolis, Minnesota 55402

> **Re: U.S. Bancorp**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **Form 10-Q for the Quarterly Period Ended March 31, 2011**
> **Filed May 6, 2011**
> **File No. 001-06880**

Dear Mr. Davis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010
Exhibit 13
Management's Discussion and Analysis
General

1.   Please provide us with draft disclosure to be included in future filings that quantifies the impact to your revenues resulting from the limit on interchange fees and the revision to the assessment base for the calculation of the FDIC insurance assessments. We note that

you have previously quantified this information in earnings calls, but believe that the impact to your revenues resulting from these regulatory changes should also be discussed in your Management's Discussion and Analysis section.

Table 1 – Selected Financial Data, page 19

2.   Please revise this table in future filings to include your asset quality ratios as well.

Residential Mortgages, page 29

3.   Please provide us with draft disclosure to be included in future filings that describes your policies and procedures for determining whether to hold a mortgage in your loan portfolio or seek to sell it in the secondary market.

Credit Risk Management, page 34

4.   We note your disclosure here that you strive to identify potential problem loans early. However, we were unable to locate any additional disclosure relating to potential problem loans you hold at period end, including a description of the nature and extent of such loans that are not otherwise disclosed in your filing as nonaccrual loans, loans over 90-days and still accruing or troubled debt restructurings. Please revise future interim and annual filings to provide this information or, alternatively if you do not hold any potential problem loans other than those in the categories already disclosed, please clearly state that fact. If you do hold potential problem loans at any period end that are not otherwise disclosed, please ensure your revised disclosure also specifically addresses any known information about possible credit problems of the borrowers. Refer to Item III.C.2 of Industry Guide 3 for guidance.

Credit Diversification, page 35

5.   We note your disclosure on page 36 of loan-to-values for residential mortgages and home equity and second mortgages. We also note your disclosure in a footnote to the table that indicates that loan-to-values are determined as of the date of origination and adjusted for cumulative principal payments, and consider mortgage insurance, as applicable. Please tell us whether you obtain or have access to updated value information on your residential and home equity and second mortgage loan portfolios. If so, please tell us why you do not incorporate this information into your disclosure given the substantial decreases that have occurred in home prices over the past few years. Additionally, please tell us how you concluded it was appropriate to update the loan-to-value calculations for principal payments since loan origination, but not the corresponding value information.

Loan Delinquencies, page 37

6.   We note your disclosure on page 38 that delinquent loan ratios exclude loans purchased from Government National Mortgage Association (GNMA) whose repayments are guaranteed by the Federal Housing Administration (FHA) or the Department of Veterans Affairs (VA). We also note that your ratio of loans 90-days or more past due including nonperforming loans to total loans was significantly higher for all periods when these GNMA loans are included. Please address the following:

- Tell us and revise future filings to disclose the amount of GNMA loans you hold at each period end, including and through your most recent fiscal quarter, by type (e.g. FHA loans, VA loans).

- Tell us how effective the guarantees have been in preventing loan write-downs or charge-offs. Specifically, tell us whether you have experienced any increase in denials of claims by the GNMA, the FHA or the VA on these loans, or have recognized losses in excess of the VA cap.

- We also note that you exclude GNMA loans from both your short-term loan modification disclosure on page 40 and your TDR disclosure on page 41. Please tell us the amount of GNMA loans included in your short-term loan modification program. Please also revise your TDR disclosure in future filings to quantify the amount of FHA and VA loans excluded from your tabular disclosures.

Troubled Debt Restructurings, page 40

7.   We note that as of December 31, 2010 and March 31, 2011 you had $452 million and $467 million, respectively, of credit card loans outstanding for borrowers enrolled in a credit card modification program which are considered to be troubled debt restructurings (TDRs). We also note that an additional approximately 1.9% of your credit card portfolio balance is included in a short-term loan modification program which is not considered to be a TDR. Please tell us whether any of your credit card loan agreements have provisions where the interest rate on the credit card loan is automatically increased due to non-payment, late-payment, or similar events. If so, please tell us, and disclose in future filings, how you determined the effective interest rate of the loan existing at the origination or acquisition of the loan at the time of the TDR for purposes of measuring the amount of the impairment. For example, disclose whether for purposes of this calculation you assumed the interest rate existing at origination was the original rate, prior to being increased for any events of default/late payment, or the rate immediately in effect prior to the modification.

Nonperforming Assets, page 41

8.   We note your disclosure here regarding the type(s) of loans included in nonperforming loans. We also note from your tabular disclosure on page 42 that other real estate owned excludes foreclosed GNMA loans which continue to accrue interest. Please revise future filings to specifically address the following:

   - Disclose whether nonperforming loans held-for-sale are included or excluded from your nonperforming loans. If they are excluded, please include a footnote to your tabular disclosure on page 42 stating this fact, and quantify the amount of nonperforming loans held-for-sale that are excluded for each period presented.

   - Clearly disclose that GNMA loans are excluded from nonperforming loans since they are a subset of accruing loans 90 days or more past due and separately quantify this amount.

   - Clarify whether foreclosed GNMA loans which continue to accrue interest are classified as part of other real estate, or whether they continue to be classified as loans. As part of your response, please clarify the mechanics related to the accounting for other real estate for FHA and VA loans, including whether you ever take title to the properties prior to submitting the claims to FHA and VA.

   - On a related note, as applicable, revise all relevant disclosures throughout your future filings to disclose whether GNMA loans are included in your nonaccrual loans, nonperforming loans, impaired loans or other credit quality indicators. To the extent they are excluded from these metrics, please quantify the amounts excluded if they would otherwise meet the definition of the metric absent the government guarantee/insurance.

Market Risk Management, page 51

9.   You disclose that you use Value at Risk (VaR) to measure general market risk. You disclose that VaR is estimated for a 99% confidence interval and over a 1-day time horizon, and that you expect one-day VaR to be exceeded two or three times per year. You also disclose that for the years ended December 31, 2010 and 2009, your VaR did not exceed $5 million and $4 million, respectively. Please address the following:

   - Revise your disclosure in future filings to more clearly describe the method used (e.g. historical simulation, Monte Carlo, etc.), the period of historical data used for the analysis, and the level or number of market factors used when calculating VaR.

   - Revise future filings to provide the VaR disclosures required by Item 305(a)(1)(iii)(B)(1) of Regulation S-K regarding the average, high and low amounts, or the distribution of the VaR amounts for the reporting period or another acceptable presentation. In your revised disclosure, please specifically state the number of exceptions to expected VaR you experienced for each period.

- You disclose that you monitor the effectiveness of your risk program by back-testing the performance of your VaR model by regularly updating the historical data used in the models and stress testing. Please revise future filings to describe the specific procedures you performed to validate the appropriateness of your model, particularly if it is not performing as statistically predicted with regards to expectations as to how many times the one-day VaR should be exceeded each year.

- Revise future filings to describe the stress testing scenarios used when monitoring the effectiveness of your VaR model.

Liquidity Risk Management, page 51

10.   We note your discussion of liquidity management, including how it is viewed from long-term and short-term perspectives, and from parent and subsidiary perspectives. Given the importance of liquidity to your operations, please consider disclosing a metric of your liquid assets or other available liquidity sources.

Table 19 – Contractual Obligations, page 52

11.   We note your disclosure in footnote (b) indicating that you exclude interest expense on related long term debt since these long term debt obligations are principally used to fund interest bearing assets, and thus any interest expense on the long term debt would be offset by interest income on interest bearing assets. This type of exclusion does not appear appropriate, as the interest expense on the long term debt is a contractual obligation to the company and you have no legal right of offset between the contractual interest owed on the related long term debt with contractual interest that may be receivable on some of your interest bearing assets. Please advise, or revise your future filings accordingly.

Off-Balance Sheet Arrangements, page 52

12.   We note your brief disclosure here related to off-balance sheet arrangements, including your reference to see Note 22 in your consolidated financial statements for additional information. We further note disclosure of certain information related to guarantees in Note 22, as well as disclosure of information about off-balance sheet variable interest entities (VIEs) in Note 8. However, it is unclear if this reflects all of your off-balance sheet exposure and we note that it could be more transparently summarized in one place with cross-references that refer the reader to the appropriate sections of the document for further discussion. Therefore, please revise this section in future filings to include a more

thorough and complete discussion of <u>all</u> of your off-balance sheet arrangements, including but not limited to guarantees and off-balance sheet VIEs, that have or are reasonably likely to have a current or future effect on your financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources in your Management's Discussion and Analysis. Refer to Item 303(a)(4) of Regulation S-K for guidance.

<u>Critical Accounting Policies – Allowance for Credit Losses, page 61</u>

13. We note your disclosure throughout this section that you evaluate the "adequacy" of the allowance for credit losses and you discuss the various factors considered in determining the "adequacy" of the allowance for credit losses. In future filings, to the extent true, please revise your disclosure in future filings to confirm here as well as other places throughout the document where you refer to the allowance as "adequate" or that you evaluate the "adequacy" to instead state that you review the allowance for the "appropriateness" of the amount and the various factors considered in determining the allowance is at the "appropriate" amount.

14. We note your disclosure on page 62 where you state that if 10 percent of loans within your commercial and commercial real estate portfolio experienced downgrades of two internal risk ratings, the allowance for this portfolio would increase by $319 million as of December 31, 2010. Please clarify how this adjustment is calculated and provide more specificity on how you chose to only downgrade 10 percent of your commercial portfolio loans, and which ones, for purposes of this sensitivity disclosure. For example, it would appear that a different result could occur if the 10 percent of loans downgraded were some of the higher graded loans, versus loans that were already lower graded in the portfolio.

<u>Notes to Consolidated Financial Statements</u>
<u>Note 1. Significant Accounting Policies</u>
<u>Allowance for Credit Losses, page 74</u>

15. Your disclosure here related to your allowance for credit losses methodology appears to be high-level and addresses your methodology in general terms for your loan portfolio as a whole. Please note that the disclosures required under ASC 310-10-50-11B should be disclosed by loan portfolio segment. As such, please revise future interim an annual filings to address the following for <u>each of your loan portfolio segments</u> as presented in Note 6 on pg. 84:

- Separately discuss your methodologies related to loans individually evaluated for impairment under ASC 310-10-35 resulting in allocated specific allowances and those collectively evaluated for impairment under ASC 450-20.

- Expand your disclosure related to how you consider existing economic conditions in estimating inherent loan losses. For example, clarify whether you make adjustments to historical loss rates or risk weightings to account for these conditions or whether you layer on an adjustment at the top level to adjust for these conditions. As part of your disclosure, describe the different factors that would cause an increase or decrease in the allowance.

- Expand your discussion related to how you consider all historical loss information when collectively evaluating loans for impairment and discuss the historical periods specifically considered in your analysis. In your disclosure, present additional granularity regarding any adjustments made to historical losses and, if applicable, discuss adjustments made by class or portfolio segment for each period presented and discuss the specific facts and circumstances that is the basis for such adjustments.

Nonaccrual Loans and Loan Charge-offs, page 75

16.   We note your disclosure that addresses nonaccrual status and loan charge-offs for commercial loans, loans secured by 1-4 family properties, revolving consumer lines and credit cards. However, your current disclosure does not appear to address all loans within each of your loan portfolio segments, nor do the loan classification descriptions used in your current disclosure mirror the loan portfolio segment descriptions as disclosed in Note 6. Please revise future interim and annual filings to address the following:

- Expand to disclose your policy for charging off uncollectible financing receivables for all loan segments. Specifically discuss the triggering events or other facts and circumstances that cause you to charge-off a loan. For example, clarify the factors you consider in determining that a commercial loan is deemed uncollectible or beyond a reasonable time frame past due. As part of your revised disclosure, please disclose whether there is a maximum past due time period that you would charge-off a secured commercial loan. Refer to ASC 310-10-50-11B(b) for guidance.

- Expand to disclose your policy for recording payments received on nonaccrual loans. To the extent the policy disclosed for your commercial loans applies to all of your loan classes please state that fact. Refer to ASC 310-10-50-6(b).

- Expand disclose your policy for determining past due or delinquency status for each of your loan classes. Refer to ASC 310-10-50-6(e) for guidance.

- Expand to disclose your policy for placing each class of loans on nonaccrual status. Refer to ASC 310-10-50-6(a).

- You state that for commercial loans where the loan has been placed on nonaccrual, future interest payments are generally applied against principal. Please clarify whether this means that you do not ever place these loans back on accrual status. Additionally, please clarify if this policy applies to each of your loan classes that are placed are nonaccrual, and if not, please separately disclose those policies.   Refer to ASC 310-10-50-6(c).

Impaired Loans, page 75

17.   We note your disclosures here related to your accounting policy for impaired loans. Please note this information should be presented for each class of finance receivable. Therefore, please revise your disclosure in future interim and annual filings to address the following by class of finance receivable:

- Your policy for recognizing interest income on impaired loans, including how cash receipts are recorded. Refer to ASC 310-10-50-15(b).

- Explicitly disclose your policy for determining which loans are individually assessed for impairment. Refer to ASC 310-10-50-15(d).

- Discuss the factors you consider in determining that you will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Refer to ASC 310-10-50-15(e).

18.   We note your disclosure that impaired loans include certain nonaccrual commercial loans, loans for which a charge-off has been recorded based upon the fair value of the underlying collateral, and loans that have been modified as TDRs. Please tell us whether you hold any loans at period end that do not fall into one of these three categories but for which you believe it is probable you will be unable to collect all amounts due. If so, please revise your disclosure in future filings accordingly. Additionally, please clarify why your definition of impaired only includes "certain" nonaccrual commercial loans.

Note 5. Investment Securities, page 80

19.   Please clarify your disclosures in future filings to discuss how the sub-headings under the column heading "unrealized losses" on the table on page 80 relate to the table summarizing other-than-temporary impairment by investment category on page 82. Please also add a footnote clarifying what the "Other" sub-heading represents in order to increase the transparency of your disclosures.

20.   Please clarify your disclosure in future filings to discuss how the rollforward of your credit losses on page 82 interacts with you other tables and disclosures in the footnote. For example, for the 2009 data, please clarify how the amounts in the credit loss rollforward reconcile to the table summarizing other-than-temporary impairment by investment category on page 82. Please also clarify how the "realized losses" and "credit

losses on security sales and securities expected to be sold" line items for both years reconcile to the table on page 81 that shows the gross amount of gains and losses realized through sales of available-for-sale securities.

21.   We note that a significant amount of the unrealized losses greater than 12-months as of December 31, 2010 relate to non-agency mortgage-backed securities (MBS). We also note that you have taken OTTI charges on certain of your non-agency MBS during 2009, 2010 and the first quarter of 2011, and that some of the charges pertained to securities which were not previously OTTI. Please provide us with an analysis summarizing the excess subordination levels existing for any of your non-agency securities in an unrealized loss position and consider providing this information in future filings to highlight to investors the potential for OTTI charges in the future. Please also tell us the primary factors driving the additional impairment for securities previously OTTI – for example, higher severity rates, higher probability of default rates, etc.

Note 6. Loans and Allowance for Credit Losses, page 84

22.   We note you briefly describe each of your loan segments on pages 28 and 29 of Management's Discussion and Analysis. Please revise your disclosures in future interim and annual filings, either here or in Note 1, to provide a more thorough and detailed description of each of your loan segments and the classes of loans within those segments for purposes of providing the disclosures required by ASU 2010-20. In your disclosure, please address the specific risk characteristics of each loan segment. Refer to ASC 310-10-50-11B(a)(2) for guidance.

23.   We note that you have $18.9 billion of home equity and second mortgages. We also note from your disclosure on page 37 that $16.2 billion of this amount are considered "lines" while the remaining $2.7 billion are considered "loans." Please revise your future filings to address each of the following:

- Define the terms "loans" and "lines" as used in your disclosure on page 37 and discuss the typical terms of each. For example, fixed rate versus variable rate, loan periods, and line of credit draw periods

- Disclose the amount of home equity and second mortgage loans that are still within their revolving period and have not yet commenced amortization.

- Tell us whether you are able to track whether the first lien position is in default, regardless of whether you hold or service the first lien loan. If so, please tell us the results of that data and consider providing disclosure of this information in future filings.

- Tell us and disclose the percentage of the second mortgage portfolio where you also hold the first lien.

- Tell us whether the default and delinquency statistics for the home equity and second mortgages where you also hold the first lien show a different trend than situations where you do not also hold the first lien loan.

- Tell us and enhance disclosures in future filings to provide a discussion of how many borrowers are only paying the minimum amount due on the home equity and second mortgage loans.

- Tell us whether the default and delinquency statistics for amortizing loans show a different trend than situations where the home equity loans have not converted to amortizing.

24.   We note your disclosure on page 87 related to Credit Quality, including your tabular disclosure of loans by delinquency status by portfolio type. Please revise this tabular disclosure in future interim and annual filings to present the information disaggregated by class of financing receivable rather than by loan portfolio segment. Refer to ASC 310-10-50-5B for guidance.

25.   We note your disclosure on page 87 that you classify loan portfolios using internal credit quality ratings, but that the classified rating on consumer loans is primarily based on delinquency status. Please tell us whether you consider any other credit quality indicators for your residential mortgages and retail portfolios. For example, tell us whether you also consider FICO scores or refreshed loan-to-value ratios when monitoring the credit quality and assessing risk arising from the credit quality of these portfolios. Additionally, please revise future filings to provide all of your credit quality indicators by class of financing receivable, in accordance with ASC 310-10-50-29(a).

26.   We note your disclosure on page 88 related to impaired loans, including your tabular disclosure of impaired loans by portfolio type. Please note that the disclosures required by ASC 310-10-50-14A and ASC 310-10-50-15(a) and (c) are to be presented for each class of finance receivable. Accordingly, please revise your tabular disclosure in future interim and annual filings to present this information separately for each finance receivable class. In addition, please further segregate you impaired loans balance to present the amount of impaired loans for which there is a related allowance for credit losses and the amount of impaired loans for which there is not a related allowance for credit losses. Refer to ASC 310-10-50-15(a)(3) for guidance.

Note 8. Accounting for Transfers and Servicing of Financial Assets and VIEs, page 89

27.   We note your disclosure that your total investments in unconsolidated VIEs totaled an aggregate amount of $2.0 billion as of December 31, 2010, and that these investments are generally carried in other assets on the balance sheet. We also note your disclosure that your maximum exposure to these unconsolidated VIEs, including any tax implications was approximately $5.0 billion at December 31, 2010 and you discuss the scenarios where the maximum loss would occur. In order to increase the transparency of this disclosure, please discuss the drivers of the difference between the total value of your investments on the balance sheet as compared to the maximum loss exposure (unfunded commitments, derivatives, tax implications, etc) and separately quantify the amounts so investors could understand the types of scenarios that could drive the different potential losses.

Note 12. Short-Term Borrowings, page 93

28.   We note your disclosure in footnote (b) to the table that average federal funds purchased rates include compensation expense for corporate card and corporate trust balances, and that you appear to have only adjusted the average rate for the year and not the rates at year-end. Please tell us why your average federal funds rate includes this compensation expense and discuss whether the compensation expense is what is driving the increase in this rate over the past three years. Additionally, please tell us why the other short-term borrowing rates are not affected by this compensation expense and discuss why you did not adjust the year-end federal funds purchased rate to account for this compensation expense.

Note 21. Fair Values of Assets and Liabilities, page 113

29.   We note your disclosure on page 118 that non-recurring fair value measurements related to your loans and other real estate owned are Level 2 measurements and that in both cases the fair value was determined based on the appraisal value of the collateral. Please tell us how you concluded that these measurements qualified as Level 2 measurement. As part of your response, please address the types of collateral for the other real estate owned (commercial, residential, etc) and the primary markets the collateral was located.

Note 22. Guarantees and Contingent Liabilities, page 119
Asset Sales, page 120

30.   We note your disclosure that you have provided guarantees to certain third-parties in connection with the sale or syndication of certain assets, primarily loan portfolios and low-income housing credits, and that these guarantees are generally in the form of asset buy-back or make-whole provisions that are triggered upon a credit event or change in tax-qualifying status of the related project. We also note your disclosure of the maximum

potential future payments guaranteed by you. However, you state that this maximum payment excludes potential payments for loan sales where you provided standard representations and warranties to the buyer against losses related to loan underwriting documentation. You disclose that your maximum potential obligations are not readily determinable since it will depend upon the occurrence of future events. Please tell us why a maximum amount is not determinable, since it would appear that the maximum obligation under a make-whole provision is the maximum amount of loans sold with such a provision. Additionally, please clarify the future events that must occur before you can make an estimate. In this regard, we note your disclosure indicates that the guarantee you made was related to losses due to loan underwriting documentation, and so the event appears to have occurred. Please advise, and revise your disclosure in future filings accordingly.

31.   We note your disclosure that you regularly sell loans to the GSEs and that you provide customary representation and warranties to the GSEs in connection with these sales. Your disclosure also states that as of December 31, 2010, you have a reserve for $180 million related to potential losses from representation and warranty obligations, which represents a significant increase from the $72 million reserve as of December 31, 2009. Please revise your future filings to disclose that you have been receiving repurchase requests from the GSEs and describe your process for estimating your exposure as a result of such claims. Additionally, given the significant increase in your reserve, and to the extent that the volume of these repurchase requests increase or your exposure continues to increase, please provide the following disclosures in your future filings:

- Provide a roll-forward of the reserve presenting separate amounts for increases in the reserve due to changes in estimate and new loan sales and decreases attributable to utilizations/realization of losses, similar to the disclosure in your June 30, 2011 earnings call presentation furnished on July 20, 2011

- Discussion of time period permitted to respond to the request and ramifications of a non-timely response;

- Levels of unresolved claims existing at the balance sheet date by claimant, similar to your disclosure of the total amount in your June 30, 2011 earnings conference call presentation furnished on July 20, 2011;

- Disclosure, by claimant and loan type, of the amount of unpaid principal balance of loan repurchase requests that were resolved during the period;

- Description of methodology and key assumptions used in determining the repurchase reserve;

- Qualitative discussion of any trends in claimant requests or types of provisions causing the repurchase requests;

- Rejected claim success rates, by type of claimant;

- Whether you have recourse back to any broker or mortgage company who sold you the loan, and if so, the types of actions, and success rates, of getting reimbursed for the claim. Also discuss how this expectation is being factored into the reserve obligation; and

- To the extent that it is at least reasonably possible that exposure to loss exists in excess of amounts accrued, discuss the possible loss or range of loss or provide explicit disclosure why an estimate cannot be made.

Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 28
The Business Line Component, page 35

32.   Please provide to us and revise your future filings to include the triggers and targets for your NEOs that have a business line component as part of their executive compensation. To the extent the triggers and targets are quantifiable, your response should quantify that information. To the extent you believe that disclosure of the triggers and targets is not required because it would result in competitive harm such that the triggers and targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the triggers and targets and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04 for guidance.

Form 10-Q for Quarter Period Ended March 31, 2011
Consolidated Financial Statements
Consolidated Statement of Cash Flows, page 29

33.   We note your presentation of net cash provided by operating activities in total with no further details of the activity making up this balance. Given the significant fluctuation in cash flows from operating activities during the three months ended March 31, 2011 as compared to the three months ended March 31, 2010, please revise future filings to present additional items making up the activity, consistent with how you have presented for the investing and financing activities sections.

Notes to Consolidated Financial Statements (Unaudited), page 30
Note 7. Mortgage Servicing Rights, page 42

34.   We note that you recognized a $102 million increase in the fair value of your MSRs due
        to changes in valuation assumptions during the first quarter of 2011, and a $249 million
        reduction in your residential mortgage servicing rights during 2010. Your footnotes
        indicate that the changes primarily reflect changes in discount rates and prepayment
        speed assumptions. We also note your disclosure on page 23 that on April 13, 2011, you
        entered into consent orders with the Office of the Comptroller of the Currency and The
        Board of Governors of the Federal Reserve System related to servicing and foreclosure
        processes. Please tell us about any adjustments you have made to assumptions regarding
        higher servicing costs, including quantifying the amounts and the specific periods the
        assumption changes were made.

Note 13. Guarantees and Contingent Liabilities, page 55

35.   We note your tabular disclosure on page 56 related to guarantees and contingent
        liabilities exposure as of March 31, 2011. We also note from your disclosure in Note 22
        of your Form 10-K for the year ended December 31, 2010 that you hold certain assets as
        collateral against these exposures. Please either revise your tabular disclosure in future
        filings to include a column that identifies the amount of assets held as collateral for each
        of your guarantees and contingent liabilities exposures or include a narrative description
        of the collateral held, similar to the disclosure included in your Form 10-K. In addition,
        please consider expanding your narrative disclosure in future interim filings to describe
        each type of guarantee and contingent liability exposure, again, similar to the disclosure
        in Note 22 of your Form 10-K.

36.   We note your disclosure about the consent orders the company and its two primary
        banking subsidiaries entered into with U.S. federal banking regulators. Please provide us
        with draft disclosure to be included in future filings describing the steps taken or to be
        taken to comply with the consent orders.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brittany Ebbertt at (202) 551-3572 or Stephanie Hunsaker, Senior Assistant Chief Accountant at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Sebastian Gomez Abero, Special Counsel at (202) 551-3578 with any other questions.

Sincerely,

/s/ Sebastian Gomez Abero for

Suzanne Hayes
Assistant Director